Hologic, Inc.

35 Crosby Drive

Bedford, MA 01730

December 20, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Russell Mancuso, Branch Chief

Re:	Hologic, Inc.
Definitive Proxy Statement on Schedule 14A
Filed January 19, 2010
File No. 000-18281

Ladies and Gentlemen:

This letter is in response to the letter sent by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Hologic, Inc. (the “Company”) dated December 9, 2010 regarding the above referenced filing. The numbering below corresponds to the numbering in the Staff’s letter, and the Company’s response is preceded by the text of the comment from the Staff’s letter.

1.	Staff Comment. In an October 4, 2010 article, The Boston Globe reported that you disclosed incorrect executive compensation amounts in your recent proxy statement. We have reviewed the compensation amounts you reported in your proxy statement, and it appears that the amounts are incorrect.

Please contact us no later than 10 days from the date of this letter to tell us what actions you plan to take to correct your executive compensation disclosure or, if you do not plan to correct it, your reasons for reaching your conclusion that it is not appropriate to do so.

Company Response. The Company and its management take seriously their responsibility for the accuracy and adequacy of the disclosure in their filings with the Commission, including the Company’s Definitive Proxy Statement on Schedule 14A filed January 19, 2010 (the “2010 Proxy”).

The following are the errors in the Company’s 2010 Proxy that were brought to the Company’s attention and of which the Company is aware, all of which were in the Summary Compensation Table:

•

An understatement of the fiscal 2007 salary of Glenn P. Muir, the Company’s Executive Vice President and Chief Financial Officer, by $140, and an overstatement of Mr. Muir’s 2007 total compensation by $400. The salary was reported as $311,390, rather than $311,530, and the total compensation was reported as $1,426,584 rather than $1,426,184.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

December 20, 2010

•

An understatement of the fiscal 2009 total compensation of Howard B. Doran, Jr., the Company’s then Senior Vice President, Diagnostics, by $1,000. The total was reported as $1,291,615 rather than $1,292,615.

•

An overstatement of the amount of the 2007 compensation expense for stock awards granted to Jay A. Stein, the Company’s Chairman Emeritus, Senior Vice President and Chief Technical Officer, by $275,001. The amount was reported as $305,556, rather than $30,555, due to a transcription error that resulted in an extra digit being inserted. The total compensation of Dr. Stein in the amount of $684,625 was reported correctly in the same table.

The first two errors were small arithmetical or transcription errors. The last error was a transcription error involving the over-reporting of the expense associated with one component of Dr. Stein’s compensation for 2007, however, Dr. Stein’s total compensation amount was correct. The Company understands that while it is important for all compensation to be stated correctly, in the case of Dr. Stein’s information, there was no understatement of any of his compensation, and his total compensation amount for that year was correctly reported. All other data in the 2010 Proxy relating to Dr. Stein’s equity awards was correctly stated, including the value of the awards granted, outstanding equity awards at fiscal year end, options exercised and stock vested, and potential payments on change of control. Moreover, all components of Dr. Stein’s 2008 and 2009 compensation were also correctly stated. Based upon this mix of information in the 2010 Proxy, the Company concluded that the transcription error that resulted in the overstatement of Dr. Stein’s equity compensation in 2007, as well as the other minor errors identified above, were not material and therefore did not require a corrective filing. For the same reason, the Company does not propose to make any corrective filing at this time.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; Staff comments or changes to the Company’s disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly at (781) 999-7373 if you have any further questions or comments. Please note that my fax number is (781) 280-0669.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

December 20, 2010

Very Truly Yours,

HOLOGIC, INC.

/s/ Glenn P. Muir
Glenn P. Muir
Executive Vice President, Finance and Administration, and Chief Financial Officer